                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       ________________________________

                                  SCHEDULE TO
                                SCHEDULE 13E-3
                                SCHEDULE 13D/A

                               (AMENDMENT NO. 5)

                                (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                       ________________________________

                        DELCO REMY INTERNATIONAL, INC.
                      (Name of Subject Company (Issuer))

                    COURT SQUARE CAPITAL LIMITED (Offeror)
                         DRI ACQUISITION LLC (Offeror)
                        DELCO REMY INTERNATIONAL, INC.
 (Names of Filing Persons for Schedule TO, Schedule 13E-3 and Schedule 13D/A)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  246626-10-5
                     (CUSIP Number of Class of Securities)


        MICHAEL A. DELANEY                             SUSAN E. GOLDY, ESQ.
        DRI ACQUISITION LLC                       DELCO REMY INTERNATIONAL, INC.
        1209 ORANGE STREET                            2902 ENTERPRISE DRIVE
       WILMINGTON, DE 19801                             ANDERSON, IN 46013
          (212) 559-1127                                  (765) 778-6499

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

      CRAIG L. GODSHALL, ESQ.               KENNETH A. LEFKOWITZ, ESQ.               JOHN R. THORNBURGH, ESQ.
 COUNSEL TO DRI ACQUISITION LLC AND    COUNSEL TO THE SPECIAL COMMITTEE OF     COUNSEL TO DELCO REMY INTERNATIONAL,
 COURT SQUARE CAPITAL LIMITED          THE BOARD OF DIRECTORS OF DELCO REMY                    INC.
              DECHERT                          INTERNATIONAL, INC.                          ICE MILLER
      4000 BELL ATLANTIC TOWER              HUGHES HUBBARD & REED LLP                  ONE AMERICAN SQUARE
          1717 ARCH STREET                    ONE BATTERY PARK PLAZA                      P.O. BOX 82001
       PHILADELPHIA, PA 19103                   NEW YORK, NY 10004                    INDIANAPOLIS, IN 46282
           (215) 994-4000                        (212) 837-6000                          (317) 236-2100

                        ________________________________

Calculation of Filing Fee

-------------------------------------------------------------------------------
                 Transaction valuation*            Amount of filing fee**
                      $125,070,939                         $25,014
-------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share, of Delco Remy International, Inc. not currently owned by Court Square Capital Limited at a purchase price of $9.50 per share, net to the seller in cash, without interest. This calculation also assumes (i) there are 18,118,058 shares of Class A common stock currently outstanding (the number last publicly reported as of November 7, 2000 by Delco Remy International, Inc. in its Form 10-Q for the quarterly period ending September 30, 2000) and (ii) the issuance of an additional 1,680,038 shares of Class A common stock upon the exercise of warrants to purchase Class A common stock.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $25,014
                                   -------

          Form or Registration No.:  Schedule TO
                                     -----------

          Filing Party:  DRI Acquisition LLC
                         -------------------

          Date Filed:  January 11, 2001, February 9, 2001
                       ----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[X]    third-party tender offer subject to Rule 14d-1.

[ ]    issuer tender offer subject to Rule 13e-4.

[X]    going-private transaction subject to Rule 13e-3.

[X]    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                  SCHEDULE 13D
CUSIP No.  246626-10-5                                               Page 2 of 7


1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    DRI Acquisition LLC
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group
    (a)  [ ]
    (b)  [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds
    WC
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
Number of Shares                             7)  Sole Voting
Beneficially Owned By                            Power  9,716,915
Reporting Person With                        ----------------------------------
                                             8)  Shared Voting
                                                 Power  0
                                             ----------------------------------
                                             9)  Sole Dispositive
                                                 Power  9,716,915
                                             ----------------------------------
                                             10) Shared Dispositive
                                                 Power  0
                                             ----------------------------------
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,716,915
-------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     54%
-------------------------------------------------------------------------------
14)  Type of Reporting Person
     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  246626-10-5                                               Page 3 of 7


1)  Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
    Court Square Capital Limited
-------------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group
    (a)  [ ]
    (b)  [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Source of Funds
    WC
-------------------------------------------------------------------------------
5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
    Delaware
-------------------------------------------------------------------------------
Number of Shares                             7)  Sole Voting
Beneficially Owned By                            Power  0
                                             ----------------------------------
Reporting Person With                        8)  Shared Voting
                                                 Power  14,149,649*
                                             ----------------------------------
                                             9)  Sole Dispositive
                                                 Power  0
                                             ----------------------------------
                                             10) Shared Dispositive
                                                 Power  16,349,649**
                                             ----------------------------------
-------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     16,349,649**
-------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     90%**
-------------------------------------------------------------------------------
14)  Type of Reporting Person
     CO
-------------------------------------------------------------------------------

* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Excludes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

** Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 2,200,000 shares of Class A Common Stock that are a portion of the shares purchased from an affiliate of Masco Tech, Inc. which were contributed to DRI Group LLC, an affiliate of Court Square for which shares Court Square does not have voting rights. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 11, 2001 (collectively, as previously amended, the "Schedule TO"), relating to the offer by DRI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Delco Remy International, Inc., a Delaware corporation (the "Company"), not currently owned by Court Square at a price of $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase (the "Supplement to the Offer to Purchase") dated February 9, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Supplement to the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer").

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEMS 1 AND 8.

     Items 1 and 8 of the Schedule TO, which incorporate by reference the information contained in the Supplement to the Offer to Purchase, are hereby amended and supplemented as follows:

     At 12:00 midnight New York City time on February 23, 2001 the Offer expired. Based on preliminary information provided by the Depositary, approximately 9,716,915 Shares (or approximately 85% of the Shares outstanding and, when combined with the Class A Common Stock held by Court Square, Court Square will hold approximately 90% of the Class A Common Stock outstanding) were validly tendered and not withdrawn pursuant to the Offer, including 184,842 shares tendered pursuant to notices of guaranteed delivery. The Purchaser has accepted for payment all such Shares at the purchase price of $9.50 per share, net to the seller in cash.

     Pursuant to the Agreement and Plan of Merger, dated as of February 7, 2001, by and among Court Square, the Purchaser and the Company, Court Square intends to effect a merger of the Purchaser with and into the Company in accordance with the relevant provisions of Delaware Law. Upon the consummation of the Merger, each outstanding Share (other than Shares held in the treasury of the Company and Shares as to which dissenters' rights are perfected) will be converted into the right to receive $9.50 in cash.

     (b) Securities Transactions. Pursuant to a Limited Liability Company Agreement between Court Square and Richard M. Cashin, Court Square contributed 2,200,000 shares of Class A Common Stock to DRI Group LLC ("DRI Group") on February 27, 2001 in exchange for 2,200,000 Class B common units of DRI Group.

ITEM 11.  ADDITIONAL INFORMATION.

     The full text of the joint press release issued by the Purchaser and the Company on February 26, 2001, announcing the completion of the Offer is attached as Exhibit (a)(5)(H) hereto.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

     (a)(5)(H)                      Joint press release issued by Delco Remy International, Inc. and DRI
                                    Acquisition LLC, dated February 26, 2001, announcing the completion of the
                                    Offer.

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 1, 2001 that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              DRI ACQUISITION LLC

                              By:  COURT SQUARE CAPITAL LIMITED,

                                   its sole member

                                    By:  /s/ Michael A. Delaney
                                         ----------------------
                                         Name:  Michael A. Delaney
                                         Title: Vice President and
                                                Managing Director

                                     COURT SQUARE CAPITAL LIMITED

                                     By:  /s/ Michael A. Delaney
                                          ----------------------
                                          Name:  Michael A. Delaney
                                          Title: Vice President and
                                                 Managing Director

                         SCHEDULE 13E-3

                                     DELCO REMY INTERNATIONAL, INC.

                                     By:  /s/ J. Timothy Gargaro
                                          ----------------------
                                          Name:  J. Timothy Gargaro
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                 EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION
(a)(1)(A)+                          Offer to Purchase, dated January 11, 2001.
(a)(1)(B)+                          Letter of Transmittal.
(a)(1)(C)+                          Notice of Guaranteed Delivery.
(a)(1)(D)+                          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
                                    Nominees.
(a)(1)(E)+                          Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                                    Trust Companies and other Nominees.
(a)(1)(F)+                          Guidelines for Certification of Taxpayer Identification Number on Substitute
                                    Form W-9.
(a)(1)(G)+                          Press release issued by DRI Acquisition LLC, dated January 11, 2001, announcing the commencement of the Offer.
(a)(1)(H)+                          Summary Advertisement published January 11, 2001.
(a)(1)(I)+                          Supplement to the Offer to Purchase, dated February 9, 2001.
(a)(1)(J)+                          Letter of Transmittal to the Supplement to the Offer to Purchase.
(a)(1)(K)+                          Notice of Guaranteed Delivery to the Supplement to the Offer to Purchase.
(a)(1)(L)+                          DRI Acquisition LLC Letter to Delco Remy International, Inc.'s stockholders, dated February 9, 2001.
(a)(5)(A)+                          Complaint of Perry Fuller against Harold K. Sperlich, Thomas J. Snyder, E.H.
                                    Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                                    J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(B)+                          Complaint of Henry Rose against Harold K. Sperlich, Thomas J. Snyder, E.H.
                                    Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                                    J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(C)+                          Complaint of DPM Limited Partnership against Harold K. Sperlich, Thomas J.
                                    Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R.
                                    Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy
                                    International, Inc.
(a)(5)(D)+                          Complaint of Jeffrey Berger against Harold K. Sperlich, Thomas J. Snyder,
                                    E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity,
                                    Robert J. Schultz, Court Square Capital Limited and Delco Remy International,
                                    Inc.
(a)(5)(E)+                          Press release issued by DRI Acquisition LLC, dated February 5, 2001, announcing the extension of the Offer.
(a)(5)(F)+                          Joint press release issued by Delco Remy International, Inc. and Court Square
                                    Capital Limited, dated February 7, 2001, announcing the Merger Agreement.
(a)(5)(G)+                          Joint press release issued by Delco Remy International, Inc. and Court Square
                                    Capital Limited, dated February 14, 2001, announcing the Termination Date.
(a)(5)(H)                           Joint press release issued by Delco Remy International, Inc. and DRI
                                    Acquisition LLC, dated February 26, 2001, announcing the completion of the
                                    Offer.
(b)                                 Not applicable.
(c)(1)+                             Opinion of Deutsche Banc Alex. Brown Inc. dated February 6, 2001 (included as
                                    Schedule II to the Supplement to the Offer to Purchase filed as Exhibit
                                    (a)(1)(I)).
(d)(1)                              Second Amended and Restated Securities Purchase and Holders Agreement, dated
                                    March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture
                                    Capital, Ltd., MASG Disposition, and the other individuals named therein
                                    (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on
                                    Form 10-K dated October 29, 1998, File No. 001-13683).
(d)(2)                              Registration Rights Agreement, dated July 29, 1994, by and among Delco Remy
                                    International, Inc., Citicorp Venture Capital, Ltd., World Equity



                                    Partners, L.P., Mascotech Automotive Systems Group, Inc. and the other individuals names therein
                                    (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement dated October
                                    10, 1997, Registration No. 333-37675).
(d)(3)+                             Registration Rights Agreement, dated March 10, 2000 among Delco Remy
                                    International, Inc. and the individuals named therein.
(d)(4)+                             Agreement and Plan of Merger, dated as of February 7, 2001, by and among
                                    Court Square Capital Limited, DRI Acquisition LLC and Delco Remy
                                    International, Inc. (included as Schedule III to the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(I)).
(d)(5)+                             Stock Option Agreement, dated as of February 7, 2001, by and among Court
                                    Square Capital Limited, DRI Acquisition LLC and Delco Remy International, Inc.
(e)                                 Not applicable.
(f)+                                Section 262 of the Delaware General Corporation Law (included as Schedule IV to the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(I)).
(g)                                 Not applicable.
(h)                                 Not applicable.
_____________________

+    Previously Filed.